                                                                     Exhibit (b)

                                                                October 25, 2000

Cangene Corporation
104 Chancellor Matheson Road
Winnipeg, Manitoba
R3T 5Y3


Dear Sir:

         We confirm that subject to acceptance by you, The Bank of Nova Scotia (the "Bank") will make available to Cangene Corporation (the "Borrower"), credit facilities on the terms and conditions set out in the attached Terms and Conditions Sheet and Schedule "A".

         If the arrangements set out in this letter, and in the attached Terms and Conditions Sheet and Schedule "A" (collectively the "Commitment Letter") are acceptable to you, please sign the enclosed copy of this letter in the space indicated below and return the letter to us by the close of business on November 3, 2000, after which date this offer will lapse.

         This Commitment Letter replaces all previous commitments issued by the Bank to the Borrower.

                  Yours very truly,

         /s/ K.J. Taylor                                /s/ R.B. Alexander
         K.J. Taylor                                    R.B. Alexander
         Senior Account Manager                         Vice President
                                                        and Centre Manager

         The arrangements set out above and in the attached Terms and Conditions Sheet and Schedule "A" (collectively the "Commitment Letter") are hereby acknowledged and accepted by:



CANGENE CORPORATION
------------------------------------
Name



By: /s/ Alex Glasenberg
------------------------------------
Title: Chief Financial Officer



Date:  October 29, 2000
      -----------------------------

                              TERMS AND CONDITIONS


CREDIT NUMBER: 02                                         AUTHORIZED AMOUNT:
                                                             $50,000,000


TYPE

         Non-Revolving

PURPOSE

         To assist with the acquisition of Chesapeake Biological Laboratories, Inc. ("Chesapeake").

CURRENCY

         Canadian dollars and/or U.S. dollar equivalent thereof

AVAILMENT

         The Borrower may avail the Credit by way of direct advances evidenced by Demand Promissory Notes and/or Bankers' Acceptances in Canadian dollars, in multiples of $500,000 and having terms of maturity of 30 to 180 days without grace at the Borrower's option.

INTEREST RATE

         The Bank's Prime Lending Rate from time to time, plus 0.250% per annum with interest payable monthly.

         The Bank's U.S. Dollar Base Rate in Canada from time to time, plus 0.250% per annum with interest payable monthly.

         The Bank's London Interbank Offer Rate (LIBOR), plus 1.625% per annum, for periods of 1, 2, 3, 6 or 12 months, the rate to be established two
         (2) business days prior to each drawdown or rollover (Interest Adjustment Date) with interest payable at the end of the LIBOR period or if the period is for more than 3 months, payable quarterly in arrears.

ACCEPTANCE FEE

         Bankers' Acceptance Fee of 1.625% per annum, subject to a minimum fee of $500 per transaction, payable at the time of each acceptance.

FEES

         Commitment Fee of $125,000, of which $75,000 is refundable should the Credit not be availed.

DRAWDOWN

         The loan is to be fully drawn down by March 31, 2001.

REPAYMENT

         Advances are repayable by periodic payments of principal, with a minimum repayment of $25 million to occur within 12 months after the loan has been fully drawn.

         Subject to satisfactory review of Borrower=s FY 2001 financial statements, and continued compliance with all conditions of the credit. The Bank, at its sole option, may renew the facility at maturity date for a term between 1 to 5 years. If the Bank does not extend the facility, all amounts then outstanding, and interest accrued thereunder, shall become due and repayable at maturity date.

PREPAYMENT

         Prepayment is permitted without penalty at any time in whole or in part.

         Prepayments are to be applied against installments of principal in the inverse order of their maturities.

SPECIFIC CONDITIONS PRECEDENT

         The following conditions are to be met to the satisfaction of the Bank and its solicitors prior to any advances or availments being made under the Credit:

                  Copy of the executed Share Purchase Offer.

                  A minimum 51% of the Class A Common shares of Chesapeake are to be tendered, and advances are not to exceed the redemption amount of the tendered shares.

                  Evidence that regulatory approvals have been obtained customary for the type of transaction proposed.


GENERAL SECURITY, TERMS, AND CONDITIONS APPLICABLE TO ALL CREDITS


GENERAL SECURITY

         The following security, evidenced by documents in form satisfactory to the Bank and registered or recorded as required by the Bank, is to be provided prior to any advances or availment being made under the
         Credits:

                  General Security Agreement over all present and future personal property with appropriate insurance coverage, loss if any, payable to the Bank.

                  Such priority or subordination agreements with other secured creditors of the Borrower as may be required to give the Bank's security priority over the secured property. Hypothecation of all the shares of Cangene U.S. Incorporated beneficially owned by the Borrower.

                  Hypothecation of all the shares of Chesapeake Biological Laboratories, Inc. beneficially owned by the Borrower.

                  Letter of Undertaking not to pledge, assign or permit any encumbrances against the assets (excluding existing encumbrances of Chesapeake Biological Laboratories Inc. assets), including intellectual assets, without the Bank's prior written consent.

                  Bankers' Acceptance Agreement


GENERAL CONDITIONS


         Until all debts and liabilities under the Credits have been discharged in full, the following conditions will apply in respect of the Credits:

                  The ratio of current assets to current liabilities is to be maintained at all times at 1.10:1 or better.

                  The ratio of Debt (including deferred taxes) to Equity is not to exceed 2:1.

                  Equity is defined as the sum of share capital, earned and contributed surplus, retained earnings and postponed funds.

                  The ratio of Funded Debt to EBITDA, calculated on a rolling four quarter basis, is to be maintained at all times at 4:1 or better, and is to reduce to 3:1 by July 31, 2001.

                  Funded Debt is defined as all short term and long term interest bearing debt (excluding Postponed Funds), plus capital leases.

                  EBITDA is defined as net income before extraordinary and other non-recurring items plus interest, income tax, depreciation and amortization expenses during the period.

                  All of the above covenants are to be on a consolidated basis.

                  Without the Bank's prior written consent:

                           No change in majority ownership is permitted.

                           No mergers or change in the Borrower's line of business are permitted.

                           The Borrower and any subsidiary are not to incur any liabilities or obligations except in the normal course of business and assets are not to be further encumbered.

                  For ongoing Credit Risk management purposes, all operating accounts of the Borrower shall be maintained with the Bank as long as the Borrower has any operating line facilities with the Bank.

                  Additional terms and conditions in Schedule A are to apply.


GENERAL BORROWER REPORTING CONDITIONS

         Until all debts and liabilities under the Credits have been discharged in full, the Borrower will provide the Bank with the following:

                  Annual Audited Consolidated Financial Statements, within 120 days of the Borrower's fiscal year end, duly signed and supported by unconsolidated Financial Statements prepared under Compilation Engagement of the Borrower and all wholly-owned and/or controlled subsidiary companies.

                  Quarterly Consolidated Interim Financial Statements within 45 days of period end.

                  A Statement of Security quarterly, to include information on inventory, accounts receivable and accounts payable, within 45 days of period end.

                  A Quarterly Compliance Certificate signed by the Treasurer & Controller of the Borrower stating that the Borrower is in compliance with all conditions of the credit facility and that there has been no breach of conditions of credit during the quarter other than as outlined in the Compliance Certificate, within 45 days of the end of each fiscal quarter of the Borrower.

                  The Borrower is to fax a copy of all press releases to the Bank.

                                   SCHEDULE A

                   ADDITIONAL TERMS AND CONDITIONS APPLICABLE
                                 TO ALL CREDITS

Calculation and Payment of Interest

1. Interest on loans/advances made in Canadian dollars will be calculated on a daily basis and payable monthly on the 22nd day of each month (unless otherwise stipulated by the Bank). Interest shall be payable not in advance on the basis of a calendar year for the actual number of days elapsed both before and after demand of payment or default and/or judgment.

2. Interest on loans/advances made in U.S. dollars will be calculated on a daily basis and payable monthly on the 22nd day of each month, (unless otherwise stipulated by the Bank). Interest shall be payable not in advance on the basis of a 360 day year for the actual number of days elapsed both before and after demand of payment or default and/or judgment. The rate of interest based on a 360 day year is equivalent to a rate based on a calendar year of 365 days of 365/360 times the rate of interest that applies to the U.S. dollar loans/advances.

Interest on Overdue Interest

3. Interest on overdue interest shall be calculated at the same rate as interest on the loans/advances in respect of which interest is overdue, but shall be compounded monthly and be payable on demand, both before and after demand and judgment.

Indemnity Provision

4.

         If the introduction or implementation of, or any change in, or in the interpretation of, or any change in its application to the Borrower of, any law or any regulation or guideline issued by any central bank or other governmental authority (whether or not having the force of law), including, without limitation, any reserve or special deposit requirement or any tax (other than tax on the Bank's general income) or any capital requirement, has due to the Bank's compliance the effect, directly or indirectly, of (i) increasing the cost to the Bank of performing its obligations hereunder or under any availment hereunder; (ii) reducing any amount received or receivable by the Bank or its effective return hereunder or in respect of any availment hereunder or on its capital; or (iii) causing the Bank to make any payment or to forgo any return based on any amount received or receivable by the Bank hereunder or in respect of any availment hereunder, then upon demand from time to time the Borrower shall pay such amount as shall compensate the Bank for any such cost, reduction, payment or forgone return (collectively "Increased Costs") as such amounts are calculated in a certificate reasonably prepared by the Bank.

         In the event of the Borrower becoming liable for such Increased Costs, the Borrower shall have the right to prepay in full, without penalty, the outstanding principal balance under the affected credit other than the face amount of any document or instrument issued or accepted by the Bank for the account of the Borrower, including, without limitation, a Letter of Credit, a Letter of Guarantee or a Bankers' Acceptance. Upon any such prepayment, the Borrower shall also pay the then accrued interest on the amount prepaid and the Increased Costs to the date of prepayment together with such amount as will compensate the Bank for the cost of any early termination of its funding arrangements in accordance with its normal practices, as such amounts are calculated in a certificate reasonably prepared by the Bank.

Calculation and Payment of Bankers' Acceptance Fee

5. The fee for the acceptance of each Bankers' Acceptance will be payable on the face amount of each Bankers' Acceptance at the time of acceptance of each draft calculated on the basis of a calendar year for the actual number of days elapsed from and including the date of acceptance to the due date of the draft.

Calculation and Payment of Standby Fee

6. Standby fees shall be calculated daily and payable monthly on the basis of a calendar year for Canadian dollar credits and on the basis of a 360 day year for U.S. dollar credits from the date of acceptance by the Borrower of this Commitment Letter.

Environment

7.       The Borrower agrees:

         (a) to obey all applicable laws and requirements of any federal, provincial, or any other governmental authority relating to the environment and the operation of the business activities of the Borrower;

         (b) to allow the Bank access at all times to the business premises of the Borrower to monitor and inspect all property and business activities of the Borrower;

         (c) to notify the Bank from time to time of any business activity conducted by the Borrower which involves the use or handling of hazardous materials or wastes or which increases the environmental liability of the Borrower in any material manner;

         (d) to notify the Bank of any proposed change in the use or occupation of the property of the Borrower prior to any change occurring;

         (e) to provide the Bank with immediate written notice of any environmental problem and any hazardous materials or substances which have an adverse effect on the property, equipment, or business activities of the Borrower and with any other environmental information requested by the Bank from time to time.

         (f) to conduct all environmental remedial activities which a commercially reasonable person would perform in similar circumstances to meet its environmental responsibilities and if the Borrower fails to do so, the Bank may perform such activities; and

         (g) to pay for any environmental investigations, assessments or remedial activities with respect to any property of the Borrower that may be performed for or by the Bank from time to time.

         If the Borrower notifies the Bank of any specified activity or change or provides the Bank with any information pursuant to subsections (c),
         (d), or (e), or if the Bank receives any environmental information from other sources, the Bank, in its sole discretion, may decide that an adverse change in the environmental condition of the Borrower or any of the property, equipment, or business activities of the Borrower has occurred which decision will constitute, in the absence of manifest error, conclusive evidence of the adverse change. Following this decision being made by the Bank, the Bank shall notify the Borrower of the Bank's decision concerning the adverse change.

         If the Bank decides or is required to incur expenses in compliance or to verify the Borrower's compliance with applicable environmental or other regulations, the Borrower shall indemnify the Bank in respect of such expenses, which will constitute further advances by the Bank to the Borrower under this Agreement.

Initial Drawdown

8. The right of the Borrower to obtain the initial drawdown under the Credits is subject to the condition precedent that there shall not have been any material adverse changes in the financial condition or the environmental condition of the Borrower and/or Chesapeake Biological Laboratories Inc.

Evidence of Indebtedness

9. The Bank's accounts, books and records constitute, in the absence of manifest error, conclusive evidence of the advances made under this Credit, repayments on account thereof and the indebtedness of the Borrower to the Bank.

Acceleration

10. All indebtedness and liability of the Borrower to the Bank not payable on demand, shall, at the option of the Bank, become immediately due and payable, the security held by the Bank shall immediately become enforceable, and the obligation of the Bank to make further advances or other accommodation available under the Credits shall terminate, if any one of the following Events of Default occurs and is not corrected within 3 days:

         (i) the Borrower fails to make when due, whether on demand or at a fixed payment date, by acceleration or otherwise, any payment of interest, principal, fees, commissions or other amounts payable to the Bank;

         (ii) there is a breach by the Borrower of any other term or condition contained in this Commitment Letter or in any other agreement to which the Borrower and the Bank are parties;

         (iii) any default occurs under any security listed in this Commitment Letter under the headings "Specific Security" or "General Security" or any material default occurs under any other credit, loan or security agreement to which the Borrower is a party;

         (iv) any bankruptcy, re-organization, compromise, arrangement, insolvency or liquidation proceedings for the relief of debtors are instituted by or against the Borrower and, if instituted against the Borrower, are allowed against or consented to by the Borrower or are not dismissed or stayed within 60 days after such institution;

         (v) a receiver is appointed over any property of the Borrower or any judgement or order or any process of any court becomes enforceable against the Borrower or any property of the Borrower or any creditor takes possession of any property of the Borrower;

         (vi) any material adverse change occurs in the environmental condition of:

                  (A)      the Borrower; or

                  (B) any property, equipment, or business activities of the Borrower.

Costs

11. All costs, including legal and appraisal fees incurred by the Bank relative to security and other documentation, shall be for the account of the Borrower and may be charged to the Borrower's deposit account when submitted.